PARAMOUNT RESOURCES LTD.

ANNOUNCES BOARD APPROVAL OF NORMAL COURSE ISSUER BID

(Calgary, November 13, 2008)  Paramount Resources Ltd. (“Paramount”) announces that it has received Board approval to make a normal course issuer bid through the facilities of the Toronto Stock Exchange.  Paramount is currently awaiting TSX and other approvals.  Paramount will provide specific details with respect to the bid once all approvals have been obtained.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada.  Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information please contact:

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone:

(403) 290-3600

Fax:

(403) 262-7994